Exhibit 99.1

CARDIOL THERAPEUTICS INC.

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2022

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

Unaudited

	As at September 30, 2022	As at December 31, 2021
ASSETS

Current assets
Cash and cash equivalents (note 3)	$65,532,440	$83,899,070
Accounts receivable	154,118	65,739
Other receivables	297,957	341,388
Prepaid expenses (note 14)	1,434,419	2,495,141
Prepaid inventory (note 12(iv))	339,051	339,051
Total current assets	67,757,985	87,140,389

Non-current assets
Property and equipment (note 4)	284,831	356,493
Intangible assets (note 5)	315,913	379,246
Total assets	$68,358,729	$87,876,128

EQUITY AND LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (note 14)	$7,653,273	$4,859,352
Current portion of lease liability (note 6)	49,316	44,708
Derivative liability (note 7)	1,943,563	6,661,122
Total current liabilities	9,646,152	11,565,182

Non-current liabilities
Lease liability (note 6)	35,455	72,871
Total liabilities	9,681,607	11,638,053

Equity
Share capital (note 8)	146,927,190	142,918,829
Warrants (note 10)	3,517,867	4,176,780
Contributed surplus (note 9)	15,165,557	12,660,329
Deficit	(106,933,492)	(83,517,863)
Total equity	58,677,122	76,238,075
Total equity and liabilities	$68,358,729	$87,876,128

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Commitments (notes 5 and 12)

Approved on behalf of the Board:

“David Elsley”, Director	“Guillermo Torre-Amione”, Director

Cardiol Therapeutics Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)
Unaudited

	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2021
Revenue
Sales	$-	$-	$-	$78,760

Operating expenses (notes 9, 13, 14)
General and administration	$8,130,743	$7,571,515	$18,896,733	$18,303,301
Research and development	5,089,423	2,592,094	13,344,132	7,342,587
Loss before other income (expenses)	(13,220,166)	(10,163,609)	(32,240,865)	(25,567,128)
Interest income	389,338	35,930	652,985	78,234
Gain on foreign exchange	2,970,896	124,612	3,290,249	15,036
Change in derivative liability (note 7)	1,723,442	-	4,717,559	-
Other income	164,443	93,076	164,443	93,076
Net loss and comprehensive loss for the period	$(7,972,047)	$(9,909,991)	$(23,415,629)	$(25,380,782)

Basic and diluted net loss per share (note 11)	$(0.13)	$(0.23)	$(0.38)	$(0.65)
Weighted average number of common shares outstanding	62,336,296	43,169,772	62,066,132	39,308,910

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.
Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)
Unaudited

	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2021
Operating activities
Net loss and comprehensive loss for the period	$(23,415,629)	$(25,380,782)
Adjustments for:
Depreciation of property and equipment	98,541	101,498
Amortization of intangible assets	63,333	63,333
Share-based compensation	4,065,228	3,909,056
Change in derivative liability	(4,717,559)	-
Accretion on lease liability	7,282	10,002
Shares for services	433,673	3,048,365
Research and development expenses to be settled through warrant exercise	1,355,775	16,063
Changes in non-cash working capital items:
Accounts receivable	(88,379)	(65,799)
Other receivables	43,431	(99,651)
Prepaid expenses	1,060,722	(1,215,697)
Inventory	-	17,968
Accounts payable and accrued liabilities	2,793,921	52,278
Net cash used in operating activities	(18,299,661)	(19,543,366)

Investing activities
Purchase of property and equipment	(26,879)	(12,916)
Net cash used in investing activities	(26,879)	(12,916)

Financing activities
Issuance of units	-	22,003,200
Share issuance costs	-	(1,378,225)
Issuance of warrants, net of issuance costs	-	8,147
Proceeds from stock options exercised	-	2,837,083
Proceeds from warrants exercised	-	10,752,218
Payment of lease liability	(40,090)	(38,937)
Net cash provided by (used in) financing activities	(40,090)	34,183,486
Net change in cash and cash equivalents	(18,366,630)	14,627,204
Cash and cash equivalents, beginning of period	83,899,070	14,025,187
Cash and cash equivalents, end of period	$65,532,440	$28,652,391

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.
Condensed Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)
Unaudited

	Share capital			Contributed
	Number	Amount	Warrants	surplus	Deficit	Total
Balance, December 31, 2020	32,860,291	$51,923,471	$4,460,728	$8,765,773	$(51,879,619)	$13,270,353
Issuance of units	6,112,000	18,211,000	3,792,200	-	-	22,003,200
Issuance of warrants, net of issuance costs	-	-	8,147	-	-	8,147
Share issuance costs	-	(1,140,691)	(237,534)	-	-	(1,378,225)
Options exercised	998,333	2,837,083	-	-	-	2,837,083
Fair value of options exercised	-	1,357,160	-	(1,357,160)	-	-
Warrants exercised	3,353,123	10,607,242	144,976	-	-	10,752,218
Fair value of warrants exercised	-	3,867,107	(3,867,107)	-	-	-
Shares for services	683,592	2,169,176	-	879,189	-	3,048,365
Share-based compensation	-	-	-	3,909,056	-	3,909,056
Fair value of warrants earned	-	-	16,063	-	-	16,063
Net loss and comprehensive loss for the period	-	-	-	-	(25,380,782)	(25,380,782)
Balance, September 30, 2021	44,007,339	$89,831,548	$4,317,473	$12,196,858	$(77,260,401)	$29,085,478

Balance, December 31, 2021	61,922,999	$142,918,829	$4,176,780	$12,660,329	$(83,517,863)	$76,238,075
Warrants exercised	503,672	2,014,688	(2,014,688)	-	-	-
Shares for services	136,107	433,673	-	-	-	433,673
Share-based compensation	-	-	-	4,065,228	-	4,065,228
Fair value of warrants earned	-	-	1,355,775	-	-	1,355,775
Performance share units exercised	1,000,000	1,560,000	-	(1,560,000)	-	-
Net loss and comprehensive loss for the period	-	-	-	-	(23,415,629)	(23,415,629)
Balance, September 30, 2022	63,562,778	$146,927,190	$3,517,867	$15,165,557	$(106,933,492)	$58,677,122

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022

(Expressed in Canadian Dollars)
Unaudited

1.	Nature of operations

Cardiol Therapeutics Inc. (the “Corporation”) was incorporated under the laws of the Province of Ontario on January 19, 2017. The Corporation’s registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.

The Corporation is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart diseases. The Corporation’s lead product, CardiolRx™, is a pharmaceutically manufactured oral cannabidiol formulation that is being clinically developed for use in heart diseases. It is recognized that cannabidiol inhibits activation of the inflammasome pathway, an intracellular process known to play an important role in the inflammation and fibrosis associated with myocarditis, pericarditis, and heart failure.

The Corporation has received Investigational New Drug Application (“IND”) authorization from the United States Food and Drug Administration (“FDA”) to conduct a Phase II multi-national, randomized, double-blind, placebo-controlled trial designed to evaluate the efficacy and safety of CardiolRx in acute myocarditis (the “ARCHER” trial). This disease remains an important cause of acute and fulminant heart failure and is a leading cause of sudden cardiac death in people under 35 years of age.

The Corporation has also received an IND authorization from the FDA to conduct a Phase II open-label pilot study designed to evaluate the tolerance and safety of CardiolRx in patients with recurrent pericarditis. This disease is associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, and results in physical limitations, reduced quality of life, emergency department visits, and hospitalizations.

In addition, the Corporation is developing a novel subcutaneously administered cannabidiol drug formulation targeting the inflammation and fibrosis that is associated with the development and progression of heart failure. Heart failure affects 26 million people in the developed world and remains a leading cause of death and hospitalization, with associated annual healthcare costs in the U.S. alone exceeding $30 billion.

On December 20, 2018, the Corporation completed its initial public offering (the “IPO”) on the Toronto Stock Exchange (the “TSX”). As a result, the Corporation’s common shares commenced trading on that date on the TSX under the symbol “CRDL”, and on May 12, 2021, warrants commenced trading under the symbol “CRDL.WT.A”. On August 10, 2021, the Corporation’s common shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CRDL”.

2.	Significant accounting policies

Statement of compliance

The Corporation applies International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual consolidated financial statements required by IFRS as issued by IASB and interpretations by IFRIC.

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRSs issued and outstanding as of November 9, 2022, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended December 31, 2021, other than as noted below.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022

(Expressed in Canadian Dollars)
Unaudited

2.         Significant accounting policies (continued)

Statement of compliance (continued)

Any subsequent changes to IFRS that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2022, could result in restatement of these unaudited condensed interim consolidated financial statements.

Basis of consolidation

These unaudited condensed interim consolidated financial statements consolidate the accounts of the Corporation and its wholly owned subsidiary, Cardiol Therapeutics USA Inc. (“Cardiol USA”), incorporated under the laws of Delaware. Control exists when the Corporation has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The subsidiary is fully consolidated from the date on which control is obtained by the Corporation and is de-consolidated from the date control ceases. Intercompany transactions and balances are eliminated.

3.	Cash and cash equivalents

Cash and cash equivalents include a cashable Guaranteed Investment Certificate totaling $61,568 earning interest of 0.5% per annum and maturing on December 4, 2022 (December 31, 2021 - cashable Guaranteed Investment Certificate totaling $61,568 earning interest of 0.5% per annum and maturing on December 4, 2022). The Guaranteed Investment Certificate may be redeemed prior to maturity without penalty.

4.	Property and equipment

Cost	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2020	$200,319	$123,058	$237,248	$65,716	$74,619	$700,960
Additions	-	7,712	-	-	5,204	12,916
Balance, December 31, 2021	200,319	130,770	237,248	$65,716	$79,823	$713,876
Additions	-	-	-	-	26,879	26,879
Balance, September 30, 2022	$200,319	$130,770	$237,248	$65,716	$106,702	$740,755

Accumulated Depreciation	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2020	$63,441	$53,052	$55,032	$15,644	$34,237	$221,406
Depreciation for the year	40,068	22,159	50,840	10,015	12,895	135,977
Balance, December 31, 2021	$103,509	$75,211	$105,872	$25,659	$47,132	$357,383
Depreciation for the period	30,051	12,501	38,130	6,009	11,850	98,541
Balance, September 30, 2022	$133,560	$87,712	$144,002	$31,668	$58,982	$455,924

Carrying value	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2021	$96,810	$55,559	$131,376	$40,057	$32,691	$356,493
Balance, September 30, 2022	$66,759	$43,058	$93,246	$34,048	$47,720	$284,831

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022

(Expressed in Canadian Dollars)
Unaudited

5.	Intangible assets

Cost	Exclusive global license agreement
Balance, December 31, 2020, December 31, 2021, and September 30, 2022	$767,228

Accumulated Amortization	Exclusive global license agreement
Balance, December 31, 2020	$303,538
Amortization for the year	84,444
Balance, December 31, 2021	$387,982
Amortization for the period	63,333
Balance, September 30, 2022	$451,315

Carrying Value	Exclusive global license agreement
Balance, December 31, 2021	$379,246
Balance, September 30, 2022	$315,913

Exclusive global agreement (“Meros License Agreement”)

In 2017, the Corporation was granted by Meros Polymers Inc. (“Meros”) the sole, exclusive, irrevocable license to patented nanotechnologies for use with any drugs to diagnose, or treat, cardiovascular disease, cardiopulmonary disease, and cardiac arrhythmias. Meros is focused on the advancement of nanotechnologies developed at the University of Alberta.

Under the Meros License Agreement, Cardiol agreed to certain milestones and milestone payments, including the following: (i) payment of $100,000 upon enrolling the first patient in a Phase IIB clinical trial designed to investigate the safety and indications of efficacy of one of the licensed technologies; (ii) payment of $500,000 upon enrolling the first patient in a Pivotal Phase III clinical trial designed to investigate the safety and efficacy of one of the licensed technologies; (iii) $1,000,000 upon receiving regulatory approval from the FDA for any therapeutic and/or prophylactic treatment incorporating the licensed technologies. Cardiol also agreed to pay Meros the following royalties:

(a)  5% of worldwide proceeds of net sales of the licensed technologies containing cannabinoids, excluding non-royalty sub-license income in (b) below, that Cardiol receives from human and animal disease indications and derivatives as outlined in the Meros License Agreement;

(b)  7% of any non-royalty sub-license income that Cardiol receives from human and animal disease indications and derivatives for licensed technologies containing cannabinoids as outlined in the Meros License Agreement;

(c)  3.7% of worldwide proceeds of net sales that Cardiol receives from the licensed technology in relation to human and animal cardiovascular and/or cardiopulmonary disease, heart failure, and/or cardiac arrhythmia diagnosis and/or treatments using the drugs, excluding cannabinoids included in (a) above, outlined in the Meros License Agreement; and

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022

(Expressed in Canadian Dollars)
Unaudited

5	Intangible assets (continued)

(d)  5% of any non-royalty sub-license income that Cardiol receives in relation to any human and animal heart disease, heart failure and/or arrhythmias indications, excluding cannabinoids included in (b) above, as outlined in the Meros License Agreement.

In addition, as part of the consideration under the Meros License Agreement, Cardiol (i) issued to Meros 1,020,000 common shares; and (ii) issued to Meros 1,020,000 special warrants convertible automatically into common shares for no additional consideration upon the first patient being enrolled in a Phase 1 clinical trial using the licensed technologies as described in the Meros License Agreement.

6.	Lease liability

Carrying Value
Balance, December 31, 2020	$156,566
Repayments	(51,916)
Accretion	12,929
Balance, December 31, 2021	$117,579
Repayments	(40,090)
Accretion	7,282
Balance, September 30, 2022	$84,771
Current portion	49,316
Long-term portion	$35,455

(i) When measuring the lease liability for the property lease that was classified as an operating lease, the Corporation discounted the lease payments using its incremental borrowing rate. The property lease expires on May 31, 2024, and the lease payments were discounted with a 9% interest rate.

7.	Derivative liability

On November 5, 2021, the Corporation issued 8,175,000 warrants as part of a unit financing. Each warrant is exercisable into one common share at the price of USD$3.75 per share for a period of three years from closing. The warrants have been classified as a derivative liability on the statement of financial position and are re-valued at each reporting date, as the warrants were issued in a currency other than the Corporation’s functional currency. The only significant unobservable input is the volatility, which could cause an increase or decrease in fair value. As at September 30, 2022, the fair value of the derivative liability was $1,943,563 (December 31, 2021 - $6,661,122), resulting in a decrease in the value derivative liability for the three and nine months ended September 30, 2022 of $1,723,442 and $4,717,559 (September 30, 2021 - $nil and $nil).

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022

(Expressed in Canadian Dollars)
Unaudited

7.	Derivative liability (continued)

Significant assumptions used in determining the fair value of the derivative warrant liabilities at September 30, 2022 are as follows:

	Nine Months Ended September 30, 2022
Share price	USD$	1.03
Exercise price	USD$	3.75
Risk-free interest rate		3.78%
Expected volatility		84%
Expected life in years		2.10
Expected dividend yield		Nil

8.	Share capital

a) Authorized share capital

The authorized share capital consisted of unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued

	Number of common shares	Amount
Balance, December 31, 2020	32,860,291	$51,923,471
Shares for services (i)	683,592	2,169,176
Stock options exercised (note 9)	998,333	2,837,083
Fair value of stock options exercised (note 9)	-	1,357,160
Issuance of units (ii)	6,112,000	22,003,200
Fair value of warrants (ii)	-	(3,792,200)
Share issuance costs (ii)	-	(1,140,691)
Warrants exercised (note 10)	3,353,123	10,607,242
Fair value of warrants exercised (note 10)	-	3,867,107
Balance, September 30, 2021	44,007,339	$89,831,548

Balance, December 31, 2021	61,922,999	$142,918,829
Shares for services (iii)	136,107	433,673
Warrants exercised (note 10)	503,672	2,014,688
Performance share units exercised (note 9)	1,000,000	1,560,000
Balance, September 30, 2022	63,562,778	$146,927,190

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in Canadian Dollars)

Unaudited

8.	Share capital (continued)

(i)   During the nine months ended September 30, 2021, the Corporation issued 683,592 shares for services with a combined value of $2,169,176. The fair value of the shares were determined to be equal to the value of the services rendered.

(ii)   On May 12, 2021, the Corporation completed its short form base shelf prospectus offering by issuing 6,112,000 common share units at $3.60 per unit for gross proceeds of $22,003,200, as well as an additional 433,400 warrants at $0.02 per warrant for $8,668. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at the price of $4.60 per share for a period of three years from closing. The underwriters were paid cash fees of $1,025,590.

The fair value of $3,792,200 was assigned to the 3,056,000 warrants issued as part of the units as estimated by using a fair value market technique incorporating the Black-Scholes option pricing model, using the following assumptions: a risk-free interest rate of 0.53%; an expected volatility factor of 81%; an expected dividend yield of 0%; and an expected life of 3 years.

(iii)  During the nine months ended September 30, 2022, the Corporation issued 136,107 common shares with a fair value of $202,945. The fair value of the shares was determined to be equal to the value of the services rendered. Included in shares for services is $230,728 related to vesting of previously issued shares. The vesting conditions are as follows: 25,000 restricted common shares that contain service-based conditions and vest on March 29, 2023.

c) 2022 At-The-Market (“ATM”) Program

In June 2022, the Corporation announced it has entered into an equity distribution agreement with Canaccord Genuity LLC and Cantor Fitzgerald & Co. (the “Sales Agents”) acting as co-agents in connection with the 2022 at-the-market offering program (the “2022 ATM Program”). Under the terms of the 2022 ATM Program, the Corporation may, from time to time, sell common shares having an aggregate value of USD$50,000,000 through the Sales Agents on the Nasdaq Capital Market. As at September 30, 2022 and November 9, 2022, the Corporation has not issued any shares under the 2022 ATM Program.

The timing and extent of the use of the 2022 ATM Program will be at the discretion of the Corporation and the Corporation has no obligation to sell any shares pursuant to the 2022 ATM Program. Accordingly, total gross proceeds from offerings under the 2022 ATM Program could be less than US$50 million. The 2022 ATM Program will be effective until the earlier of the issuance and sale of all of the Offered Shares issuable pursuant to the 2022 ATM Program and March 8, 2024, unless terminated prior to such date by the Corporation or the Sales Agents.

9.	Share-based payments

The Corporation has adopted an Omnibus Equity Incentive Plan in accordance with the policies of the TSX, which permits the grant or issuance of options, Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”), as well as other share-based payment arrangements. The maximum number of shares that may be issued upon the exercise or settlement of awards granted under the plan may not exceed 15% of the Corporation’s issued and outstanding shares from time to time. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in Canadian Dollars)

Unaudited

9.	Share-based payments (continued)

(a) Stock Options

	Number of stock options	Weighted average exercise price ($)
Balance, December 31, 2020	2,861,300	$3.78
Issued	1,961,666	4.38
Expired	(106,667)	2.90
Exercised	(998,333)	2.84
Balance, September 30, 2021	3,717,966	$4.38

Balance, December 31, 2021	4,301,800	$4.16
Issued	602,500	1.84
Expired	(403,334)	4.34
Cancelled (note 9(c))	(2,512,490)	4.06
Balance, September 30, 2022	1,988,476	$3.54

At the grant date, the fair value stock options issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2021
Fair value of stock options at grant date	$1.34	$2.45
Share price	$2.34	$4.37
Exercise price	$1.84	$4.38
Risk-free interest rate	2.44%	0.50%
Expected volatility	98%	90%
Expected life in years	5.00	3.25
Expected dividend yield	Nil	Nil

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in Canadian Dollars)

Unaudited

9.	Share-based payments (continued)

(a) Stock Options (continued)

The following table reflects the actual stock options issued and outstanding as of September 30, 2022:

Expiry date	Exercise price ($)	Weighted average remaining contractual life (years)	Number of options outstanding	Number of options vested (exercisable)
February 8, 2023	4.56	0.36	300,976	300,976
February 18, 2023	4.80	0.39	340,000	340,000
February 22, 2023	4.46	0.40	130,000	130,000
February 23, 2025	3.54	2.40	20,000	20,000
August 19, 2025	2.12	2.89	100,000	66,667
August 30, 2025	5.00	2.92	110,000	110,000
April 1, 2026	5.77	3.50	60,000	60,000
December 8, 2026	3.59	4.19	325,000	-
January 11, 2027	2.18	4.28	220,000	-
March 14, 2027	2.07	4.45	60,000	-
May 12, 2027	1.46	4.62	115,000	-
September 12, 2027	1.61	4.95	207,500	-
	3.54	2.66	1,988,476	1,027,643

(b) Performance Share Units

The Corporation has 600,000 outstanding PSUs as at September 30, 2022 (September 30, 2021 - 100,000). During the nine months ended September 30, 2022, 1,200,000 PSUs granted to certain consultants of the Corporation expired. The performance criteria were not achieved and therefore no shares were granted in connection with these PSUs. Upon expiry, $1,121,400 of previously recognized share-based compensation was reversed through general and administration. During the nine months ended September 30, 2022, 1,000,000 PSUs vested and were exercised by certain consultants of the Corporation for a total value of $1,560,000.

(c) Restricted Share Units

During the nine months ended September 30, 2022, the Corporation cancelled 2,512,490 stock options held by certain employees, consultants, officers, and directors of the Corporation and issued 2,600,000 RSUs of the Corporation to replace the cancelled stock options. The cancelled stock options were revalued as of the grant date of the RSUs using the Black-Scholes option pricing model with weighted average assumptions that correspond to their times to maturity. The following weighted average assumptions were used for the calculation:

Fair value of stock options at RSU grant date	$0.47
Share price	$1.41
Exercise price	$4.06
Risk-free interest rate	3.60%
Expected volatility	85%
Expected life in years	3.13
Expected dividend yield	Nil

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in Canadian Dollars)

Unaudited

9.	Share-based payments (continued)

(c) Restricted Share Units (continued)

RSUs were measured at the Corporation’s share price of $1.44 on September 30, 2022. The incremental fair value of 1,387,155 RSUs which vested immediately, with a cumulative value of $1,427,235, are included in share-based compensation. The incremental fair value of 1,212,845 unvested RSUs, with a value of $1,065,520, will vest in line with the options they replaced, with the exception of 400,000 RSUs that have modified vesting conditions from the stock options they replaced.

An additional 39,783 RSUs were granted with a value of $56,094. These will vest one year from the grant date. The total outstanding RSUs at September 30, 2022 is 2,639,783 (December 31, 2021 - nil). Of the outstanding RSUs, 1,542,448 have fully vested as of September 30, 2022.

10.	Warrants

	Number of warrants	Amount
Balance, December 31, 2020	4,521,604	$4,460,728
Issued (i), (note 8 (ii))	3,617,603	3,707,789
Exercised	(3,353,123)	(3,867,107)
Earned (ii)	-	16,063
Balance, September 30, 2021	4,786,084	$4,317,473

Balance, December 31, 2021	12,452,178	$4,176,780
Expired (note 12 (iii))	(320,328)	-
Exercised (note 12 (iii))	(503,672)	(2,014,688)
Earned (ii)	-	1,355,775
Balance, September 30, 2022	11,628,178	$3,517,867

(i)  128,203 warrants with a fair value of $144,976 carrying an exercise price of $3.25 and an original expiry date of June 4, 2022, are included in this amount as a result of the exercise of 256,409 warrants carrying a price of $2.50. At the grant date, the fair value of the warrants issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

Nine Months Ended September 30, 2021
Fair value of warrants at grant date	$1.13
Share price	$3.88
Exercise price	$3.25
Risk-free interest rate	0.16%
Expected volatility	83%
Expected life in years	1.10
Expected dividend yield	Nil

(ii)  During the nine months ended September 30, 2022, 338,943 warrants with a fair value of $1,355,775 (nine months ended September 30, 2021 - 4,016 warrants with a fair value of $16,063) were earned pursuant to the Caro Development Agreement (see note 12 (iii)).

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in Canadian Dollars)

Unaudited

10.	Warrants (continued)

The following table reflects the actual warrants issued and outstanding as of September 30, 2022, excluding 1,020,000 special warrants convertible automatically into common shares for no additional consideration in accordance with the original escrow release terms as described in the Meros License Agreement (see note 5):

Expiry date	Exercise price ($)	Remaining contractual life (years)	Warrants exercisable
May 12, 2024	4.60	1.62	3,453,178
November 5, 2024(1)	5.13	2.10	8,175,000
	4.98	1.96	11,628,178

(1) Warrants carry an exercise price of USD$3.75. This amount was translated to CAD for presentation purposes at the September 30, 2022 rate of 1.37. These warrants are classified as a derivative liability on the statement of financial position (see note 7).

11.	Loss per share

For the three and nine months ended September 30, 2022, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $7,972,047 and $23,415,629, respectively (three and nine months ended September 30, 2021 - $9,909,991 and $25,380,782, respectively) and the weighted average number of common shares outstanding of 62,336,296 and 62,066,132, respectively (three and nine months ended September 30, 2021 - 43,169,772 and 39,308,910, respectively). Diluted loss per share did not include the effect of stock options, PSUs, RSUs, and warrants as they are anti-dilutive.

12.	Commitments

(i)  The Corporation has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:

	Base rent	Variable rent	Total
2022	$13,843	$12,962	$26,805
2023	55,376	51,846	107,222
2024	23,073	21,603	44,676
	$92,292	$86,411	$178,703

(ii)  The Corporation has signed various agreements with consultants to provide services. Under the agreements, the Corporation has the following remaining commitments.

2022	$260,387

(iii)   Cardiol entered into a development agreement (the “Caro Development Agreement”) with the Clinical Academic Research Organization, S.A. DE C.V. (“Caro”) dated August 28, 2018, for the further research and development of proprietary drug formulations for the treatment of heart failure. Caro is a Mexican corporation dedicated to providing clinical and scientific experimentation and consulting, as well as performing development activities by itself or through third-party providers.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in Canadian Dollars)

Unaudited

12.	Commitments (continued)

Pursuant to the terms of the Caro Development Agreement, Caro will provide scientific experimentation, research activities, medical drug development activities, and medical drug formulation and discovery to Cardiol (the “Development Activities”), as set out in a development plan (the “Development Plan”). Under the Caro Development Agreement, Caro may also engage third-party providers of development activities in support of the Development Plan, which is anticipated to be limited to third-party vendors of materials.

Pursuant to the terms of the Caro Development Agreement, Cardiol upon execution of the Caro Development Agreement allotted and set aside 824,000 Common Shares of Cardiol, and issued to Caro 824,000 warrants (the “Caro Compensation Warrants”), each warrant having the following qualifications: (i) an expiry date of August 31, 2022, or such earlier date as may be specified by a relevant stock exchange; (ii) an exercise price of $4 per share (to be settled through the issuance of invoices by Caro); and (iii) each of the Caro Compensation Warrants entitles Caro to purchase one Common Share of Cardiol for the exercise price. The Compensation Warrants were earned and became exercisable as the Development Activities were completed. Cardiol also further agreed to pay Caro US$400,000 in cash (paid). The unexercised warrants expired on August 31, 2022. Prior to that, 503,672 warrants that were earned were exercised into common shares, carrying a value of $2,014,688.

Pursuant to the terms of the Caro Development Agreement, both Cardiol and Caro may terminate the Caro Development Agreement if either party believes in good faith that the continued performance of the Development Activities may be commercially unwise, jeopardize safety, or otherwise be unethical or illegal. However, if Caro terminates the Caro Development Agreement for any reason except breach of contract by Cardiol, or terminates the development activities under the contract prior to achievement of all milestones in the Development Plan, then any unexercised Caro Compensation Warrants that are not related to Development Activities and milestones in the Development Plan that have been attained up to the time of termination of the Caro Development Agreement shall be deemed terminated as of the time of termination of the Caro Development Agreement.

Further, if Cardiol terminates the Caro Development Agreement for any reason (including breach of contract by Caro), or requires Caro to terminate the Development Activities prior to achievement of all milestones in the Development Plan, then the Caro Compensation Warrants issued to Caro that can be invoiced for the CARO Development Activities completed up to the time of termination shall be considered to have been earned notwithstanding such termination.

(iv)   Cardiol entered into an exclusive supply agreement (the “Exclusive Supply Agreement”) with Noramco, Inc. (“Noramco”) dated September 28, 2018, as amended on December 7, 2018, December 11, 2018, July 2, 2019, September 11, 2019, and November 12, 2019, pursuant to which Noramco will be the exclusive supplier of pharmaceutical cannabidiol for Cardiol, provided Noramco is able to meet Cardiol’s supply requirements.

During 2020, the Exclusive Supply Agreement was assigned to Purisys, LLC (“Purisys”), an affiliate of Noramco headquartered in Athens, Georgia. This assignment had no impact on Cardiol’s rights under the Exclusive Supply Agreement.

Pursuant to the terms of the Exclusive Supply Agreement, Cardiol paid a non-refundable payment of US$3,000,000 (the “Exclusivity Payment”). The Exclusivity Payment represents a prepayment for inventory and is being credited towards purchases. Prepaid inventory at September 30, 2022 was $339,051 (December 31, 2021 - $339,051),

Purisys shall not sell pharmaceutical cannabidiol to any third party for use in the production of products sold to retail pharmacies in Canada and Mexico, such as Shoppers Drug Mart Inc. Notwithstanding this restriction, Purisys shall have the right to sell pharmaceutical cannabidiol to third parties outside Canada for use in products that are approved as prescription medicines by the Therapeutic Products Directorate of Health Canada for delivery into Canada.

The Exclusive Supply Agreement expires on December 31, 2038, subject to certain renewal provisions.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in Canadian Dollars)

Unaudited

12.	Commitments (continued)

(v)   Pursuant to the terms of agreements with various other contract research organizations, the Corporation is committed for contract research services for 2022 at a cost of approximately $1,378,612, and 2023 at a cost of approximately $456,572.

13.	Other expenses and adjustments

The following details highlight certain components of the research and development and general and administration expenses classified by nature. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties:

	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2021
Research and development expenses
Non-cash share-based compensation	192,094	179,092	455,279	420,520

General and administration expenses
Depreciation of property and equipment	33,364	34,478	98,541	101,498
Amortization of intangible assets	21,111	21,111	63,333	63,333
Non-cash share-based compensation	1,826,347	762,019	3,609,949	3,488,536

14.	Related party transactions

(a) The Corporation entered into the following transactions with related parties:

(i) Included in research and development expense is $706,896 and $1,409,428 for the three and nine months ended September 30, 2022 (three and nine months ended September 30, 2021 - $291,844 and $1,072,580) paid to a company related to a director. As at September 30, 2022, $729,292 (December 31, 2021 - $671,462) was owed to this company and this amount was included in accounts payable and accrued liabilities, and $1,500 (December 31, 2021 - $12,402) was paid to this company and was included in prepaid expenses.

(b)   Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Corporation directly or indirectly, including any directors (executive and non-executive) of the Corporation. Remuneration of directors and key management personnel of the Corporation, except as noted in (a) above, was as follows:

	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2021
Salaries and benefits	497,017	559,845	$1,866,635	$1,995,733
Share-based payments	1,225,099	358,126	2,072,878	811,774
	1,722,116	917,971	$3,939,513	$2,807,507

As at September 30, 2022, $125,775 (December 31, 2021 - $46,488) was owed to key management personnel and this amount was included in accounts payable and accrued liabilities.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in Canadian Dollars)

Unaudited

15.	Uncertainty due to COVID-19

The coronavirus (COVID-19) pandemic has impacted and could further impact our expected timelines, operations, and the operations of our third-party suppliers, manufacturers, and CROs as a result of quarantines, facility closures, travel and logistics restrictions, and other limitations in connection with the outbreak. While we expect this to be temporary, there is uncertainty around its duration and its broader impact. The Corporation had not experienced any adverse material effects as at September 30, 2022.